FOR IMMEDIATE RELEASE

 Dejour Strengthens Balance Sheet Ahead of

Peace River Arch Oil Development

Vancouver, Canada. June 11, 2009 (NYSE AMEX: DEJ / TSX: DEJ)

Chairman & CEO Robert L. Hodgkinson announces today that Dejour’s management team has executed a series of transactions designed to enhance the Company’s balance sheet.

Dejour successfully realized an asset sale of C$3 million in cash and C$0.9 million in escrow to date, with further minority sales to close by the end of June. The Company divested minority interests and one non-core property—the subject of excessive Alberta government royalty rates— to provide capital for exploration in 2009 that will deliver increased future value to shareholders. These divestitures will virtually eliminate Dejour’s bank debt, while leaving available credit facility. Furthermore, Canadian operating and overhead costs have been reduced by more than 30%.

“With world oil prices over US$70 per barrel, we believe this is the time to develop our best oil resources,” explained Mr. Hodgkinson. “Dejour is focused on advancing its most lucrative and promising assets, in anticipation of a solid recovery of energy prices.”

“The realignment of our producing portfolio and the reduction of debt enables Dejour to proceed with plans for a multi-well drill program of the Woodrush oil pool, and to take advantage of the royalty-free production holiday in north east BC” explained Hal Blacker, President & COO. “We anticipate this development program will allow Dejour to more than replace the proven reserves sold this year, at a cost less than C$10 per BOE —and at the same time enjoy a substantial netback increase.”

Dejour has continually demonstrated the ability to anticipate and react to market opportunities. Past acquisitions and divestitures have increased shareholder value and improved the Company’s strategic position. This is another period of opportunity.

In other matters, Dejour accepts the resignation of Archibald J. Nesbitt from its Board of Directors, for personal reasons. Mr. Nesbitt, who has been with Dejour since its reorganization in late 2004, has been an active contributor both appreciated and respected by his fellow board members. We wish Mr. Nesbitt every success in his future endeavors.

About Dejour Enterprises Ltd.

Dejour Enterprises is a high growth oil and natural gas company, with an enviable portfolio of land assets in key regions of Colorado, Utah, British Columbia and Alberta. Since inception, Dejour’s veteran management team has consistently been among early identifiers of premium energy assets, timing investments and transactions to realize their value to the best advantage of our shareholders. Against a context of increasing concern about domestic energy production, as technology continues to make previously inaccessible resources available, and as natural gas proves to be an important stepping stone on the way to a greener energy future, Dejour is ideally positioned for significant value growth. Learn more at www.Dejour.com.

Dejour. Energy. Independence.

Dejour, headquartered in Vancouver, British Columbia, maintains operations offices in Denver, Colorado and Calgary, Alberta. The company is publicly traded on the New York Stock Exchange AMEX (NYSE- Alt: DEJ) and Toronto Stock Exchange (TSX: DEJ).

Robert L. Hodgkinson, CHM & CEO

DEJOUR ENTERPRISES LTD.

Suite 1100-808 West Hastings Street,

Vancouver, BC Canada V6C 2X4

Phone: 604.638.5050 Facsimile: 604.638.5051

Email: investor@dejour.com

Statements Regarding Forward-Looking Information: This news release contains statements about oil and gas production and operating activities that may constitute "forward-looking statements" or “forward-looking information” within the meaning of applicable securities legislation as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated by Dejour and described in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services, government regulation and foreign political risks, fluctuations in the exchange rate between Canadian and US dollars and other currencies, as well as other risks commonly associated with the exploration and development of oil and gas properties. Additional information on these and other factors, which could affect Dejour’s operations or financial results, are included in Dejour’s reports on file with Canadian and United States securities regulatory authorities. We assume no obligation to update forward-looking statements should circumstances or management's estimates or opinions change unless otherwise required under securities law.

The TSX does not accept responsibility for the adequacy or accuracy of this news release.